September 30, 2015

VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Ed Bartze

Re:	Tortoise Energy Infrastructure Corporation (the “Fund”)

File Numbers 811-21462 & 333-165006

To the Commission:

On September 30, 2015, the Fund filed via EDGAR a post-effective amendment to its shelf Registration Statement on Form N-2 under the Securities Act of 1933 (the “Registration Statement”). The Fund is hereby requesting selective review of the Registration Statement pursuant to Investment Company Act Release No. 13678 (February 23, 1984). The Prospectus and SAI of the Fund are, other than the addition of the disclosure on the cover page of the Prospectus regarding the decrease in the Fund’s net asset value, identical to those previously declared effective on August 21, 2015.

Please call me at (816) 983-8362 with any questions you may have.

Sincerely,

/s/ Eric J. Gervais

Eric J. Gervais